UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule13d-102)



           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)

                               (Amendment No. __)



                            PAIN THERAPEUTICS, INC.
                            -----------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   69562K100
                                   ---------
                                 (CUSIP Number)


                               December 31, 2004
                               -----------------
            (Date of Event Which Requires Filing of This Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP 69562K100                  SCHEDULE 13G                  Page 2 of 5


1     Name of Reporting Person           WENTWORTH, HAUSER & VIOLICH, INC.

      IRS Identification No. of Above Person

2     Check the Appropriate Box if a member of a Group            (a)  [ ]

                                                                  (b)  [ ]
3     SEC USE ONLY

4     Citizenship or Place of Organization       Washington, United States

   NUMBER OF        5    Sole Voting Power                               0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                     2,484,624
    OWNED BY
      EACH          7    Sole Dispositive Power                          0
   REPORTING
  PERSON WITH       8    Shared Dispositive Power                2,484,624

9     Aggregate Amount Beneficially Owned by Each Reporting
        Person                                                   2,484,624

10    Check Box if the Aggregate Amount in Row (9) Excludes
        Certain Shares                                                 [ ]

11    Percent of Class Represented by Amount in Row 9                 5.7%

12    Type of Reporting Person                                          IA




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CUSIP 69562K100                  SCHEDULE 13G                  Page 3 of 5


Item 1(a).     Name of Issuer.

               Pain Therapeutics, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.

               416 Browning Way
               South San Francisco, CA  94080

Item 2(a).     Name of Person Filing.

               Wentworth, Hauser & Violich, Inc. ("Wentworth")

Item 2(b).     Address of Principal Business Office or, if none, Residence.

               353 Sacramento Street, Suite 600
               San Francisco, CA  94111

Item 2(c).     Citizenship.

               Washington, United States

Item 2(d).     Title of Class of Securities.

               Common Stock, $0.001 par value

Item 2(e).     CUSIP Number.

               69562K100

Item 3.        Type of Reporting Person.

               If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

               (a)  [ ] Broker or dealer registered under section 15
                        of the Exchange Act.

               (b)  [ ] Bank as defined in section 3(a)(6) of the
                        Exchange Act.

               (c)  [ ] Insurance company as defined in section
                        3(a)(19) of the Exchange Act.

               (d)  [ ] Investment company registered under section 8
                        of the Investment Company Act of 1940.

               (e)  [x] An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

               (f)  [ ] An employee benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F);

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CUSIP 69562K100                  SCHEDULE 13G                  Page 4 of 5


               (g)  [ ] A parent holding company or control person in
                        accordance with Rule 13d-1(b)(1)(ii)(G);

               (h)  [ ] A savings association as defined in Section
                        3(b) of the Federal Deposit Insurance Act;

               (i)  [ ] A church plan that is excluded from the
                        definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j)  [ ] Group, in accordance with Rule
                        13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual directors, executive officers, and/or shareholders of Wentworth might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Wentworth is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page two (2) of this Schedule 13G pursuant to separate arrangements whereby Wentworth acts as investment adviser to certain persons. Each person for whom the reporting person acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

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CUSIP 69562K100                  SCHEDULE 13G                  Page 5 of 5


Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 WENTWORTH, HAUSER & VIOLICH, INC.



                                 By: /s/ Bradford Hall
                                     --------------------
                                     Bradford Hall, Chief
                                     Compliance Officer




DATED:  February 2, 2005